EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICES CALCULATION

(in thousands)

Nine Months
Ended September 30, 2004
Net income from continuing operations, less distributions on preferred units	$104,459
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(8,940)
Recurring principal amortization	5,668
Interest expense (excludes amortization of deferred financing fees)	96,389
Earnings before debt service	$197,576

Interest expense (excludes amortization of deferred financing fees)	$96,389
Recurring principal amortization	5,668
Total debt service	$102,057

Ratio of earnings to debt service	1.94